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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         FiberNet Telecom Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   315653105
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                November 11, 2002
           -----------------------------------------------------------
             (Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Statement is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 315653105                    13G                 Page  2  of  8  Pages

--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            SDS Merchant Fund, L.P.
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF                  5      SOLE VOTING POWER
SHARES
BENEFICIALLY                      85,104,560
OWNED BY           -------------------------------------------------------------
EACH
REPORTING                  6      SHARED VOTING POWER
PERSON
WITH                              0
                   -------------------------------------------------------------
                           7      SOLE DISPOSITIVE POWER

                                  85,104,560
                   -------------------------------------------------------------
                           8 SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           85,104,560
--------------------------------------------------------------------------------
   10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)


--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           10.8%

--------------------------------------------------------------------------------

   12      TYPE OF REPORTING PERSON (See Instructions)

           PN
--------------------------------------------------------------------------------

CUSIP No. 315653105                    13G                 Page  3  of  8  Pages

--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            SDS Capital Partners, LLC
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF                  5      SOLE VOTING POWER
SHARES
BENEFICIALLY                      0
OWNED BY           -------------------------------------------------------------
EACH
REPORTING                  6      SHARED VOTING POWER
PERSON
WITH                              85,104,560
                   -------------------------------------------------------------
                           7      SOLE DISPOSITIVE POWER

                                  0
                   -------------------------------------------------------------
                           8 SHARED DISPOSITIVE POWER

                                  85,104,560
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           85,104,560
--------------------------------------------------------------------------------
   10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)


--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           10.8%

--------------------------------------------------------------------------------

   12      TYPE OF REPORTING PERSON (See Instructions)

           CO
--------------------------------------------------------------------------------

CUSIP No. 315653105                    13G                 Page  4  of  8  Pages

--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Mr. Steven Derby
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF                  5      SOLE VOTING POWER
SHARES
BENEFICIALLY                      0
OWNED BY           -------------------------------------------------------------
EACH
REPORTING                  6      SHARED VOTING POWER
PERSON
WITH                              85,104,560
                   -------------------------------------------------------------
                           7      SOLE DISPOSITIVE POWER

                                  0
                   -------------------------------------------------------------
                           8 SHARED DISPOSITIVE POWER

                                  85,104,560
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           85,104,560
--------------------------------------------------------------------------------
   10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)


--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           10.8%

--------------------------------------------------------------------------------

   12      TYPE OF REPORTING PERSON (See Instructions)

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 315653105                    13G                 Page  5  of  8  Pages

--------------------------------------------------------------------------------


Item 1(a).  Name of Issuer:

            FiberNet Telecom Group, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            570 Lexington Avenue
            New York, New York 10022

Item 2(a).  Name of Person Filing.
Item 2(b).  Address of Principal Business Office or, if None, Residence.
Item 2(c).  Citizenship.

            SDS Merchant Fund, L.P. (the "Reporting Person")
            c/o SDS Capital Partners, LLC
            53 Forest Avenue, 2nd Floor
            Old Greenwich, CT  06870
            Delaware limited partnership

            SDS Capital Partners, LLC (the "General Partner")
            53 Forest Avenue, 2nd Floor
            Old Greenwich, CT  06870
            Delaware limited partnership

            Mr. Steven Derby ("Ms. Derby")
            Sole Managing member of the General Partner
            53 Forest Avenue, 2nd Floor
            Old Greenwich, CT  06870
            United States citizen

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.001 per share

Item 2(e).  CUSIP Number:

            315653105

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            Not Applicable

CUSIP No. 315653105                    13G                 Page  6  of  8  Pages


Item 4.     Ownership. As of November 11, 2002:

            1.   The Reporting Person.

            (a)  Amount  beneficially  owned:  85,104,560  shares  of  Common
                 Stock.

            (b)  Percent of Class:      10.8%

            (c)  Number of shares as to which such person has:

                (i)    sole power to vote or direct the vote: 85,104,560

                (ii)   shared power to vote or direct the vote: 0

                (iii)  sole  power to  dispose  or direct  the  disposition  of:
                       85,104,560

                (iv)   shared power to dispose or direct the disposition of: 0

            2.  The General Partner - same as Mr. Derby, see below.

            3.  Mr. Derby

            (a) Amount beneficially owned: 85,104,560 shares of Common Stock.

            (b) Percent of Class:       10.8%

            (c) Number of shares as to which such person has:

               (i)     sole power to vote or direct the vote: 0

               (ii)    shared power to vote or direct the vote: 85,104,560

               (iii)   sole power to dispose or direct the disposition of: 0

               (iv)    shared  power to dispose or direct  the  disposition  of:
                       85,104,560

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not Applicable.

CUSIP No. 315653105                    13G                 Page  7  of  8  Pages


Item 8.     Identification and Classification of Members of the Group.

            Not Applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

CUSIP No. 315653105                    13G                 Page  8  of  8  Pages

Item 10.    Certification.

            By signing below, the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                 After  reasonable  inquiry  and to the  best  of the  Reporting
            Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

            Dated:  November 15, 2002


                                          SDS MERCHANT FUND, L.P.
                                          By:  SDS Capital Partners, LLC,
                                               its General Partner


                                          By: /s/ Steven Derby
                                             -------------------------------
                                                  Name:   Steven Derby
                                                  Title:  Managing Member


                                          SDS CAPITAL PARTNERS, LLC


                                          By: /s/ Steven Derby
                                             -------------------------------
                                                  Name:   Steven Derby
                                                  Title:  Managing Member


                                              /s/ Steven Derby
                                             -------------------------------
                                                       Steven Derby